UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

HELIX WIND, CORP.
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

42331P 106
(CUSIP Number)

1848 Commercial Street San Diego, California 92113
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 42331P 106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bluewater Partners, S.A.

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [__] (b) [__]

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With
7. Sole Voting Power 2,980,000

8. Shared Voting Power -0-

9. Sole Dispositive Power 2,980,000

10. Shared Dispositive Power -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,980,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11) 7.96% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions) IV

* Based on 37,434,726 shares of the Issuer’s common stock outstanding as of July 13, 2009.

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission by Bluewater Partners, S.A., with respect to Helix Wind Corp. (the “Issuer” or the “Company”), on May 12, 2009  (the “Schedule 13D”). Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs to the end thereof:

On January 9, 2009, the Reporting Person, in an open market transaction, purchased 250 shares of the Issuer’s common stock at the purchase price of $1.50 per share, for an aggregate purchase price of $375.  The Reporting Person used its working capital to acquire the shares.

On March 10, 2009, the Reporting Person, in an open market transaction, purchased 5,000 shares of the Issuer’s common stock at the purchase price of $1.85 per share or an aggregate purchase price of $9,250.  The Reporting Person used its working capital to acquire the shares.

On April 7, 2009, the Reporting Person, in an open market transaction, purchased 500 shares of the Issuer’s common stock, at the purchase price of $1.95 per share or an aggregate purchase price of $975.  The Reporting Person used its working capital to acquire the shares.

On April 9, 2009, the Reporting Person, in an open market transaction, purchased 500 shares of the Issuer’s common stock, at the purchase price of $2.10 per share or an aggregate purchase price of $1050.  The Reporting Person used its working capital to acquire the shares.

On June 25, 2009, the Reporting Person, in an open market transaction, sold 3,000 shares of the Issuer’s common stock, at the sale price of $2.92 per share or an aggregate purchase price of $8,760.
On June 25, 2009, the Reporting Person, in an open market transaction, sold 1250 shares of the Issuer’s common stock, at the sale price of $2.91 per share or an aggregate purchase price of $3,637.50.

On June 25, 2009, the Reporting Person, in an open market transaction, sold 1250 shares of the Issuer’s common stock, at the sale price of $2.91 per share or an aggregate purchase price of $3,637.50.

On June 29, 2009, the Reporting Person made a gift of 2,000 shares of the Issuer’s common stock.

On July 7, 2009, the Reporting Person made a gift of 20,000 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

As discussed in Item 3, the purpose of the transaction is for investment purpose and the repayment of the loans made to the Issuer. However, in a series of transactions, the Reporting Person acquired and additional 6,250 shares and disposed of 26,250 shares of common stock in a series of transactions.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

(a) According to the records of the transfer agent, as of July 8, 2009, the Issuer has 37,434,726 issued and outstanding shares of common stock, of which the Reporting Person owns 2,980,000 shares (representing 7.96%). The Reporting Person initially owned 3,000,000 shares of common stock. The Reporting Person purchased 6,250 shares and disposed of 26,250 shares of common stock in a series of transactions.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) During the past 60 days, the Reporting Report has effected the transactions discussed in Item 3.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 13, 2009

BLUEWATER PARTNERS, S.A.

By.	/s/ Debbie Gushlak
Name:	Debbie Gushlak
Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).